UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

ENTROPIC COMMUNICATIONS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

With an Exercise Price Greater Than $1.25 Per Share

(Title of Class of Securities)

29384R105

(CUSIP Number of Common Stock Underlying Class of Securities)

Lance W. Bridges, Esq.

Welly Tantono, Esq.

Entropic Communications, Inc.

6290 Sequence Drive

San Diego, California 92121

(858) 768-3600

(Name, Address, and Telephone Numbers of Persons Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

Frederick T. Muto, Esq.

Jason L. Kent, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,424,592	$135.30

*	Estimated solely for purposes of calculating the amount of filing fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes that all options eligible for exchange will be tendered pursuant to the offer. These options have an aggregate value of $2,424,592 calculated using a Black-Scholes-Merton option pricing model based on an aggregate of 5,138,874 shares of common stock underlying the eligible options as of April 9, 2009 and the average of the high and low sales price of the issuer’s common stock of $1.18 per share as of April 9, 2009, as reported on The NASDAQ Global Market.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:         ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth in the section entitled Summary Term Sheet in the Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated April 16, 2009, attached hereto as Exhibit 99.(a)(1)(A) (the “Offer to Exchange”) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and address. Entropic Communications, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Offer to Exchange. The information set forth in the Offer to Exchange under the section entitled The Offer—Information about Us is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to an offer by the Company to its eligible employees (including eligible officers) who work and reside in the United States to exchange outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), that were originally granted under the Company’s 2007 Equity Incentive Plan (“2007 Plan”), 2001 Stock Option Plan or RF Magic, Inc. 2001 Incentive Stock Plan, that have an exercise price that is greater than $1.25 per share (“Eligible Options”), for replacement options to purchase shares of Common Stock to be granted under the 2007 Plan. The actual number of shares of Common Stock subject to options to be exchanged in the Offer (as defined in the Offer to Exchange) will depend on the number of shares of Common Stock subject to Eligible Options tendered by eligible employees and accepted for exchange. As of March 31, 2009, options to purchase approximately 5,138,874 shares of Common Stock were eligible for exchange in the Offer. The Company is making the Offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit 99.(a)(1)(B), and Form of Notice of Withdrawal, attached hereto as Exhibit 99.(a)(1)(C).

The information set forth in the Offer to Exchange under the sections entitled Summary Term Sheet and Risk Factors and the sections under The Offer entitled Eligible Participants and Eligible Options, Replacement Options, Expiration Date and Replacement Option Grant Date, Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options and Source and Amount of Consideration; Terms of Replacement Options is incorporated herein by reference.

(c)	Trading market and price. The information set forth in the Offer to Exchange under the section entitled The Offer—Price Range of Our Common Stock is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and address. The filing person is the subject company, Entropic Communications, Inc. The information set forth under Item 2(a) above and in the Offer to Exchange under the section entitled The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material terms. The information set forth in the Offer to Exchange under the section entitled Summary Term Sheet and in the sections under The Offer entitled Eligible Participants and Eligible Options, Replacement Options, Expiration Date and Replacement Option Grant Date, Procedures for Tendering Eligible Options, Change in Election, Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options, Conditions of the Offer, Price Range of Our Common Stock, Source and Amount of Consideration; Terms of Replacement Options, Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer, Legal Matters; Regulatory Approvals, Material United States Tax Consequences and Extension of Offer; Termination; Amendment, and the section entitled Questions and Answers is incorporated herein by reference.

(b)	Purchases. Certain of the Company’s officers will be eligible to participate in the Offer on the same terms and conditions as the Company’s eligible employees. The information set forth in the Offer to Exchange under the section entitled The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	Agreements involving the subject company’s securities. The information set forth in the Offer to Exchange in the sections under The Offer entitled Eligible Participants and Eligible Options, Source and Amount of Consideration; Terms of Replacement Options and Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options is incorporated herein by reference.

2.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes. The information set forth in the Offer to Exchange under the section entitled The Offer—Purpose of the Offer is incorporated herein by reference.

(b)	Use of securities acquired. The information set forth in the Offer to Exchange in the sections under The Offer entitled Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options and Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer is incorporated herein by reference.

(c)	Plans. The information set forth in the Offer to Exchange under the section entitled The Offer—Purpose of the Offer, The Offer—Information about Us and The Offer—Additional Information is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of funds. The information set forth in the Offer to Exchange in the sections under The Offer entitled Replacement Options, Source and Amount of Consideration; Terms of Replacement Options and Fees and Expenses is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offer to Exchange under the section entitled The Offer—Conditions of the Offer is incorporated herein by reference.

(d)	Borrowed funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities ownership. The information set forth in the Offer to Exchange under the section entitled The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options is incorporated herein by reference.

(b)	Securities transactions. The information set forth in the Offer to Exchange under the section entitled The Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or recommendations. Not applicable.

Item 10.	Financial Statements.

(a)	Financial information. The information set forth in Part (a)(1) and (a)(2) of Item 15, Exhibits and Financial Statement Schedules of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 23, 2009, is incorporated herein by reference. The information set forth in Schedule A of the Offer to Exchange is incorporated herein by reference.

The information set forth in the Offer to Exchange under the section entitled The Offer—Information about Us and The Offer—Additional Information is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b)	Pro forma information. Not applicable.

Item 11.	Additional Information.

(a)	Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Exchange under the section entitled Risk Factors and in the sections under The Offer entitled Interests of Directors and Executive Officers; Transactions and Arrangements Involving the Eligible Options and Legal Matters; Regulatory Approvals is incorporated herein by reference.

(b)	Other material information. Not applicable.

Item 12.	Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference.

3.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENTROPIC COMMUNICATIONS, INC.

Dated: April 16, 2009	By:	/S/ LANCE W. BRIDGES
Lance W. Bridges Vice President, General Counsel and Secretary

4.

INDEX TO EXHIBITS

Exhibit No.	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Replacement Options, dated April 16, 2009.

99.(a)(1)(B)	Form of Election Form.

99.(a)(1)(C)	Form of Notice of Withdrawal.

99.(a)(1)(D)	Form of Communication to Eligible Participants Participating in the Offer Confirming Receipt of Election Form.

99.(a)(1)(E)	Form of Communication to Eligible Participants Confirming Receipt of Notice of Withdrawal.

99.(a)(1)(F)	Form of E-Mail Reminder to Eligible Participants of the Expiration Date.

99.(a)(1)(G)	Form of E-Mail Confirmation to Eligible Participants Following the Expiration Date.

99.(a)(1)(H)	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders, filed with the SEC on Schedule TO-C on April 9, 2009 and incorporated herein by reference.

99.(a)(1)(I)	E-mail communication to certain employees, dated April 9, 2009, from Patrick Henry, filed with the SEC on Schedule TO-C on April 9, 2009 and incorporated herein by reference.

99.(a)(1)(J)	E-mail Communication to Eligible Participants dated April 16, 2009 from Entropic Communications, Inc.’s human resources department.

99.(a)(1)(K)	PowerPoint presentation to employees explaining the Offer, as presented to employees on April 17, 2009.

99.(a)(1)(L)	Entropic Communications, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on February 23, 2009 and incorporated herein by reference.

99.(a)(2)	Not applicable.

99.(a)(3)	Not applicable.

99.(a)(4)	Not applicable.

99.(a)(5)	Not applicable.

99.(b)	Not applicable.

99.(d)(1)	Entropic Communications, Inc. 2007 Equity Incentive Plan and Form of Option Agreement, Form of Option Grant Notice and Form of Notice of Exercise thereunder, filed as Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2008.

99.(d)(2)	Form of Replacement Option Agreement and Form of Replacement Option Grant Notice under the Entropic Communications, Inc. 2007 Equity Incentive Plan.

99.(d)(3)	Entropic Communications, Inc. 2001 Stock Option Plan and Form of Stock Option Agreement, Form of Notice Grant of Stock Option and Form of Stock Option Exercise Notice thereunder, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (No. 333-144899), as amended, filed with the Securities and Exchange Commission on July 27, 2007.

99.(d)(4)	RF Magic, Inc. 2000 Incentive Stock Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder, filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 (No. 333-144899), as amended, filed with the Securities and Exchange Commission on July 27, 2007.

99.(g)	Not applicable.

99.(h)	Not applicable.

5.